Exhibit 99.2

17 December 2003

Director’s Interests

On 11 December 2003, the Individual Savings Accounts held by Karim Naffah, Finance Director, and his wife, Mrs J Naffah, reinvested dividends in Mitchells & Butlers shares, acquiring 1,168 shares and 1,034 shares respectively at 2.33p each.

M J N Bridge
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	18th December 2003